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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-15004
Kowloon-Canton Railway Corporation

(Exact name of registrant as specified in its charter)
8/F, Fo Tan Railway House, 9 Lok King Street, Fo Tan, Shatin, New Territories, The Hong Kong SAR
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
8.0% Notes due 2010

(Title of each class of securities covered by this Form)
     Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐	Rule 12h-6(d) ☐

(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☑	Rule 12h-6(i) ☐

(for debt securities)	(for prior Form 15 filers)

PART I
Item 1. Exchange Act Reporting History
     Kowloon-Canton Railway Corporation (the “Company”) is a Hong Kong corporation. The Company first became subject to the Exchange Act reporting obligations as a result having completed a registered offering of US$1,000,000,000 aggregate principal amount of 8.0% Notes due 2010 (the “2010 Notes”). The 2010 Notes were registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a Registration Statement on Form F-l (File No. 333-11564) that was declared effective on or about March 10, 2000.
     The Company has filed or submitted all reports required under Sections 13(a) and 15(d) of the Exchange Act and the corresponding rules of the Securities and Exchange Commission (the “SEC”) for the 12 months preceding the filing of this Form 15F, including the Annual Report on Form 20-F for the fiscal year ended December 31, 2006, which was filed on May 31, 2007.
     On May 2, 2008, the Company filed a Form 25 with the SEC for the purpose of ultimately terminating its Section 12(b) Exchange Act reporting obligations with respect to the 2010 Notes.
Item 2. Recent United States Market Activity
     Apart from the registered offering of the 2010 Notes, the Company has not conducted any other registered offering of securities under the Securities Act.
Item 3. Foreign Listing.
     The 2010 Notes were and are currently also listed on the Hong Kong Stock Exchange and the London Stock Exchange.
Item 3 (continued). Primary Trading Market.
     Not applicable.
Item 4. Comparative Trading Volume Data
     Not applicable.
Item 5. Alternative Record Holder Information
     Not applicable.

Item 6. Debt Securities
     The 2010 Notes have been issued in the form of global securities which have been deposited with, or on behalf of, The Depository Trust Company (“DTC”), as depositary, and registered in the name of Cede & Co. All beneficial interests in the 2010 Notes are represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. In particular, as of April 21, 2007, the Company believes the 2010 Notes were held by approximately 44 beneficial holders of record who were U.S. persons.
Item 7. Notice Requirement
     On April 22, 2008, the Company published a notice, as required by Rule 12h-6(h) under the Exchange act, disclosing, among other things, its intent to terminate its reporting obligations under Sections 12(b) and 15(d) of the Exchange Act. On the same date, the Company submitted to the SEC a copy of such notice under cover of a Form 6-K.
     The Company used various international news wire services, including, for example, Bloomberg News, CNN, Dow Jones Newswires, Financial Times and Reuters, to disseminate such notice in the United States.
Item 8. Prior Form 15 Filers
     Not applicable.
PART II
Item 9. Rule 12g3-2(b) Exemption
     Not applicable.
PART III
Item 10. Exhibits
     None.
Item 11. Undertakings
     The Undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 13h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h- 6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature
     Pursuant to the requirements of the Securities Exchange Act of 1934, Kowloon-Canton Railway Corporation has duly authorized the undersigned person to sign on its behalf this certification on Form 15 F. In so doing, Kowloon-Canton Railway Corporation certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Kowloon-Canton Railway Corporation
	By:	/s/ Michael John Arnold
		Name:	Michael John Arnold
		Title:	Company Secretary

Date: May 12, 2008